                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                              Schedule 13G
                Under the Securities Exchange Act of 1934
                           (Amendment No.  )
                           _________________


                         Talley Industries, Inc.
                         _______________________

                            (Name of Issuer)


                  Preferred Stock Series B Convertible
                  ____________________________________

                     (Title of Class of Securities)


                                874687304
                                _________

                             (CUSIP Number)


Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent (5%) of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent (5%) or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             Page 1 of 5 Pages

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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


CUSIP No. 874687304


            1)    Name of Reporting Person
                  S.S. or I.R.S. Identification No. of Reporting Person:

                  MARSHALL & ILSLEY CORPORATION, I.D. No. 39-0452805
_____________________________________________________________________________

            2) Check the Appropriate Box if a Member of a Group (See Instructions):
                  (a) [  ]
                  (b) [  ]
_____________________________________________________________________________

            3)    SEC Use Only
_____________________________________________________________________________

            4)    Citizenship or Place of Organization:

                  MARSHALL & ILSLEY CORPORATION IS A WISCONSIN CORPORATION
_____________________________________________________________________________

      Number of Shares       5) Sole Voting Power:                  0.00
      Beneficially Owned     _______________________________________________
      by Each Reporting
      Person With:           6) Shared Voting Power:          394,294.00*
                                (pass-through voting)
                             _______________________________________________

                             7) Sole Dispositive Power:       394,294.00
                             _______________________________________________

                             8) Shared Dispositive Power:           0.00
_____________________________________________________________________________

            9)    Aggregate Amount Beneficially Owned by Each Reporting
                  Person:
                                394,294.00
_____________________________________________________________________________

            10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

_____________________________________________________________________________

            11)   Percent of Class Represented by Amount in Row 9:

                                  25.47%
_____________________________________________________________________________

            12)   Type of Reporting Person (See Instructions):

                                    HC
_____________________________________________________________________________


      * The shares reported are held pursuant to an employee benefit plan and involve pass-through voting rights to the plan participants. However, the voting rights not exercised by the participants are voted by M&I Marshall & Ilsley Trust Company of Arizona.


                             Page 2 of 5 Pages

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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

INSTRUCTIONS:

      A. Statements containing the information required by this Schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2), if applicable.

      B. Information contained in a form which is required to be filed by rules under Section 13(f) (15 USC 78m(f)) for the same calendar year as that covered by a statement on this Schedule may be incorporated by reference in response to any of the items of this Schedule. If such information is incorporated by reference in this Schedule, copies of the relevant pages of such form shall be filed as an exhibit to this Schedule.

      C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

      Item 1(a).  Name of Issuer:
                  Talley Industries, Inc.
      _______________________________________________________________________

      Item 1(b).  Address of Issuer's Principal Executive Offices:
                  2702 North 44th Street, Phoenix, AZ  85008
      _______________________________________________________________________

      Item 2(a).  Name of Person Filing:
                  Marshall & Ilsley Corporation
      ________________________________________________________________________

      Item 2(b).  Address or Principal Business Office or, if none, Residence:
                  770 N. Water Street, Milwaukee, Wisconsin
      _______________________________________________________________________

      Item 2(c).  Citizenship:
                  Wisconsin Corporation
      _______________________________________________________________________

      Item 2(d).  Title of Class of Securities:
                  Preferred Stock Series B Convertible, $1.00 par value
      _______________________________________________________________________

      Item 2(e).  CUSIP Number:
                  874687304
      _______________________________________________________________________

                             Page 3 of 5 Pages

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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


      Item 3. If this statement is filed pursuant to rules 13d-l(b)(1), or 13d-2(b), check whether the person filing is a:

             (a)  [ ]  Broker or dealer registered under Section 15 of the Act
             (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act
             (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the
                       Act
             (d)  [ ]  Investment Company registered under Section 8 of the
                       Investment Company Act
             (e)  [ ]  Investment Adviser registered under Section 203 of the
                       Investment Advisers Act of 1940
             (f)  [ ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment fund: see Sec. 240.13d-l(b)(1)(ii)(F)
             (g)  [X]  Parent Holding Company, in accordance with Sec.
                       240.13d-l(b)(ii)(G) (Note: See Item 7)
             (h)  [ ]  Group, in accordance with Sec. 240.13d-l(b)(1)(h)(H)

      Item 4.     Ownership.

             (a)  Amount Beneficially Owned:
                  394,294.00
      _______________________________________________________________________

             (b)  Percent of Class:
                  25.47%
      _______________________________________________________________________

             (c)  Number of shares as to which such person has:

                   (i) Sole power to vote or to direct the vote
                       0.00

                  (ii) Shared power to vote or to direct the vote
                       394,294.00 (pass-through voting)

                 (iii) Sole power to dispose or to direct the disposition of
                       394,294.00

                  (iv) Shared power to dispose or to direct the disposition of
                       0.00

      Item 5.     Ownership of Five Percent or Less of a Class.

                  Not Applicable
      _______________________________________________________________________

      Item 6.     Ownership of More than Five Percent on Behalf of Another
                  Person.

            The following person is believed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities:

            Talley Savings Plus Plan - 401(K)


      Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  The parent holding company has filed this schedule pursuant to Rule 13d-l(c) and each relevant subsidiary hereby consents to the filing of this statement on its behalf by the parent company:

                             Page 4 of 5 Pages

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                       M&I Marshall & Ilsley Trust Company of Arizona an Arizona trust company
                       Tax Identification No. 86-0320597







      Item 8.     Identification and Classification of Members of the Group.

                  Not Applicable
      _______________________________________________________________________

      Item 9.     Notice of Dissolution of Group.

                  Not Applicable
      _______________________________________________________________________

      Item 10.    Certification.

      The following certification shall be included if the statement is filed pursuant to Rule 13d-l(b):

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


      Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Date        March 11, 1994
                  ___________________________________________________________

      Signature   /s/ Patricia R. Justiliano
                  ___________________________________________________________

      Name/Title  Patricia R. Justiliano
                  Vice President & Corporate Controller
                  ___________________________________________________________


                             Page 5 of 5 Pages